

DoubleU Games Co., Ltd.

Subject: Non-Binding Offer for Acquisition of Remaining Shares of DoubleDown Interactive Co., Ltd.

16F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea

April 28, 2026

VIA EMAIL

Board of Directors

DoubleDown Interactive Co., Ltd.

13F, Gangnam Finance Center

152 Teheran-ro, Gangnam-gu

Seoul 06236, Republic of Korea

Dear Members of the Board:

DoubleU Games Co., Ltd. ("DoubleU Games" or "we") hereby submits a proposal for a transaction pursuant to which DoubleU Games would acquire, through a comprehensive share exchange under Korean law, all outstanding common shares of DoubleDown Interactive Co., Ltd. ("DDI") not presently owned by DoubleU Games (including those represented by ADSs), representing approximately 32.95% of DDI's outstanding common shares. Under the terms of our proposal, the holders of ADSs of DDI other than DoubleU Games would be entitled to receive $11.25 in cash for each ADS (the "Transaction"). Each ADS represents one-twentieth (1/20) of one DDI common share. The offer price equals the 52-week high price of DDI's ADSs on the NASDAQ Global Select Market and represents;

- a premium of approximately 22.4% over the DDI ADS closing price on April 27, 2026;

- A 26.9% premium to the volume-weighted average price of the Common Stock over the last 30 trading days through March 16, 2026; and

- A 27.1% premium to the volume-weighted average price of the Common Stock traded during 2026.

We believe the proposed Transaction offers DDI's public ADS holders immediate, certain cash value at a meaningful premium—a compelling outcome given current market volatility across the gaming sector.   We anticipate that DDI's Board of Directors will form a special committee of independent directors to consider our proposal. DoubleU Games will not proceed without the recommendation of such special committee, acting independently and in accordance with its fiduciary duties and the execution of a mutually agreed definitive agreement.

As DDI's controlling shareholder and long-term partner of over a decade, DoubleU Games does not anticipate extensive pre-signing due diligence and expects a confirmatory review only. The Transaction will be fully funded through available cash and committed financing and will not be subject to any financing condition. We anticipate timely receipt of all applicable regulatory approvals and do not expect the Transaction to require any shareholder approval of DoubleU Games other than as required under applicable Korean law. We further expect to obtain all customary regulatory approvals applicable to cross-border going-private transactions of this nature in a timely manner.

DoubleU Games currently holds approximately 67.1% of DDI's outstanding common shares and, in that capacity, intends to vote in favor of the Transaction. DoubleU Games will not support any alternative transaction involving DDI—including any competing sale, merger, or comparable corporate event—and has no intention to reduce its shareholding.

Please note that this letter is a non-binding expression of interest, and DoubleU Games reserves the right to amend or withdraw it at any time. No obligations will arise until a definitive agreement is executed. The Transaction will be subject to customary closing conditions, including: (i) the affirmative vote of at least 95% of DDI's outstanding common shares, including a majority of votes cast by shareholders other than DoubleU Games; and (ii) receipt of all required regulatory clearances.

In accordance with our Schedule 13D obligations, we intend to disclose this proposal publicly upon delivery and will file this letter with the U.S. Securities and Exchange Commission. DoubleU Games has engaged Paul Hastings LLP and Kim & Chang as its U.S. and Korean legal advisors, respectively, in connection with the Transaction. We are available to discuss any aspects of this proposal at your convenience.

Sincerely,

/s/ Jaeyoung Choi
Jaeyoung Choi,
Chief Financial Officer